

Mail Stop 3030

December 15, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Michael C. Smiley
Chief Financial Officer
Zebra Technologies Corporation
333 Corporate Woods Parkway
Vernon Hills, IL 60061

> **Re:** **Zebra Technologies Corporation**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the Quarter Ended October 3, 2009**
> **File No. 000-19406**

Dear Mr. Smiley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Financial Statements, page F-1

-Consolidated Statements of Earnings (Loss), page F-4

1.   We note from page F-33 that service and software revenue accounted for 11% of total
        revenues during the twelve months ended December 31, 2008. In future filings, revise to
        comply with Rules 5-03(b)(1) and (2) of Regulation S-X by separately presenting
        revenues from sale of products, revenues from services, cost of sales and cost of services
        on the face of the consolidated statements of operations.

Note 13. Goodwill and Other Intangible Asset Data, page F-28

2.   We note that you performed an interim test of your goodwill due to the deterioration of
        the economy and a significant reduction of your stock price during the fourth quarter of
        2008. We further note that you recorded $113.7 million of goodwill impairment charges
        related to your Enterprise Solutions Group as a result of the interim testing. You state
        that you estimated the fair value of your reporting units using the income approach
        methodology, which included the discounted cash flow method as well as other generally
        accepted valuation methodologies. Please provide us additional details regarding your
        interim goodwill impairment analysis. Specifically, tell us and revise future filings to
        address the following:

        •   Describe the methods and key assumptions used and how the key assumptions were
            determined.

        •   Discuss how you weight each of your fair value methodologies and your basis for the
            weighting. Within your discussion, please describe the other generally accepted
            valuation methodologies utilized.

        •   Discuss the degree of uncertainty associated with the key assumptions. In this regard,
            describe potential events and/or changes in circumstances that could reasonably be
            expected to negatively affect the key assumptions.

        •   To the extent the valuation assumptions and methodologies used for valuing goodwill
            change in future periods, disclose the reasons for the changes and the impact of the
            changes.

3.	We also note your disclosures on pages 41-42, F-10, and F-29 that you recorded $43.6 million of impairment charges related to your intangible assets during fiscal 2008. Please address the following:

- Please tell us and revise your future filings to provide a description of the intangible assets that you impaired within your Enterprise Solutions Group.

- Provide more detail of the valuation methodology and assumptions utilized.

- Within your critical accounting policy section in MD&A, please clearly describe the key assumptions used in determining fair value and discuss the uncertainty associated with the key assumptions and any potential events and/or circumstances that could result in further impairment charges.

	Refer to the guidance in 350-30-50-3 of the FASB Accounting Standard Codification.

Note 18 – Segment and Geographic Data, page F-32

4.	We note that your disclosure of long-lived assets by geographic region includes goodwill and intangible assets. Please note the guidance set forth in the FASB Accounting Standards Codification 280-10-55-23, which indicates that disclosure relating to long-lived assets by geographic region should not include intangible assets. Please revise your future filings accordingly.

Form 10-Q for the Quarter Ended October 3, 2009

Exhibits 31.1 and 31.2

5.	We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, in paragraph 4(d), you have removed the language "(the registrant's fourth fiscal quarter in the case of an annual report)". We note similar modifications within your April 4, 2009 and July 4, 2009 Forms 10-Q. Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3663 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.

Sincerely,

Eric Atallah
Reviewing Accountant